combining Lang Michener LLP and McMillan LLP

Reply to the Attention of Direct Line Direct Fax Email Address Our File No. Date	Daniel Dex 604.691.6839 604.893.7623 daniel.dex@mcmillan.ca 57539-17 August 23, 2011

Via EDGAR Correspondence

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.
United States of America 20549

Attention:        Mr. Karl Hiller, Branch Chief

Dear Sirs/Mesdames:

Re:      Strategic American Oil Corporation
            Form 10-K for the Fiscal Year Ended July 31, 2010
            Filed November 15, 2010
            Form 10-Q for the Fiscal Quarter Ended January 31, 2011
            Filed March 21, 2011
            File No. 000-53313

            We are counsel for and write on behalf of Strategic American Oil Corporation (the "Company") in response to the Staff's letter of July 22, 2011 (the "Comment Letter") signed by Mr. Karl Hiller, of the United States Securities and Exchange Commission (the "Commission").

            On behalf of the Company we provide below our item-by-item responses to the comments made in the Commission's Comment Letter. We confirm that the factual information provided herein relating to the Company has been made available to us by the Company. We also confirm that paragraph numbering used for each response hereinbelow corresponds to the paragraph numbering used in the Comment Letter. We confirm that the disclosure changes described below will be made in the actual Form 10-K/A (Amendment No. 1) when filed with the Commission. We confirm that the Company intends to make such filing as soon as the Commission confirms that its comments have been resolved to its satisfaction.

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August 23, 2011

Commission Comment:

Form 10-K for the Fiscal Year Ended July 31, 2010

Financial Statements

Note 7 - Stockholder's Deficit

Warrant Modification, Page 52

1.         We have read your response to prior comment 2 indicating that you extended the exercise period of the warrants to encourage future participation by your investors in subsequent private placement offerings. As it appears that you have conveyed value that was not contemplated in the original private placement, we believe that recognition of an investor relations non-operating expense for the incremental value of the replacement warrants would be more appropriate based on analogous guidance contained in FASB ASC Section 718-20-35.

Company Response:

            We confirm, on behalf of the Company, that the Company has advised that FASB ASC Section 718 provides guidance related to employee share-based compensation arrangements. The scoping paragraphs specifically state that ASC Section 718 applies to stock compensation in connection with equity-based payments for services provided by employees. The warrants referred to in the Commission's comment were not issued or modified in connection with employee related services.

            We further confirm, on behalf of the Company, that the Company has advised that when it evaluated the warrant modification transaction, the Company concluded that the elements of an employee share-based payment arrangement are different from an investing activity, which is supported by the fact that investor warrants issued in connection with private placements are not expensed. As such, the Company is of the view that the modification of investor warrants is not analogous to the modification of equity-based compensation arrangements, and therefore that the Company's accounting with respect to such warrants is appropriate.

Commission Comment:

Note 14 - Supplemental Oil and Gas Information (Unaudited), Page 61

2.         We note your response to prior comment 3 related to the report of your third party engineering firm. We understand that you will include the report in an amendment to your Form 10-K for the year ended July 31, 2010.

August 23, 2011

Company Response:

            We confirm, on behalf of the Company, that the Company will include this report in an amendment to its Form 10-K for the year ended July 31, 2010 (such report, as amended, the "10-K/A"), which 10-K/A the Company intends to file as soon as the Commission confirms that its comments to the Company's Form 10-K for the year ended July 31, 2010 have been resolved to the Commission's satisfaction.

Commission Comment:

Form 10-Q for the Quarter Ended January 31, 2011

Subsequent Events, Page 14

3.         We note your response to prior comment 5 indicating that you intend to file by July 31, 2011 the historical and pro forma financial statements that were required to be filed by May 3, 2011 under Rule 8-04 and 8-05 of Regulation S-X. Please comply with your reporting obligations.

Company Response:

            We confirm, on behalf of the Company, that the Company has been working diligently to comply with the requirement to file historical and pro forma financial statements required by Rule 8-04 and 8-05 of Regulation S-X; however, the Company has advised that it has taken a substantial amount of time to gather and evaluate the accounting records, along with the support necessary for the Company's auditors to complete an audit of the historical financial data. The Company now expects to complete the audit process and file the required Form 8-K/A by September 23, 2011.

            On behalf of the Company we sincerely hope and trust that each of the foregoing are clear and satisfactory in this matter and truly responsive to the Commission's Comment Letter, which the Company has found helpful; however, should the Commission have any further comments or questions arising from any of the same please do not hesitate to contact the writer at (604) 691-6839 of our offices at any time.

            On behalf of the Company we thank the Commission for its prompt attention to and ongoing cooperation in this matter, and we remain,

Yours very truly,

"Daniel D. Dex"

Daniel D. Dex

cc:         Strategic American Oil Corporation